(LOGO) COLUMBIA NATIONAL
Incorporated


As of and for the year ended December 31, 1998, Columbia National, Inc. has complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's. Uniform Single Attestation Program for Mortgage Bankers. Columbia National, Inc. had in effect a fidelity bond policy and an error and omissions policy in the amount of $10,000,000 and $9,500,000, respectively, for the period January l, 1998 through December 30, 1998, and in the amount of $11,000,000 and $11,000,00, respectively, as of December 31, 1998.


Mark C. Krebs
Senior Vice President and Controller

February 18, 1999



7142 Columbia  Gateway Drive
Columbia, MD 21046-2132